

September 11, 2008

By facsimile to (212) 688-7273 and U.S. Mail

Mr. Deli Du
President and Chief Executive Officer
China Solar & Clean Energy Solutions, Inc.
Building 3, No. 28, Feng Tai North Road
Beijing, People's Republic of China 100071

Re: China Solar & Clean Energy Solutions, Inc.
        Pre-effective Amendment 3 to Registration Statement on Form S-1
        Filed August 27, 2008
        File No. 333-150233

Dear Mr. Du:

    We reviewed the filing and have the comments below.

General

1.   There are numerous changes made in the filing that are not marked or redlined as
       required by Rule 310 of Regulation S-T in the marked or redlined version of the filing on
       the EDGAR system. Please comply with the rule's requirement in future filings. Refer
       to the EDGAR Filer Manual for instructions on marking changed material. If you require
       technical assistance, you may contact the EDGAR operations staff at the telephone
       number listed in the manual.

Condensed Consolidated Statements of Stockholders' Equity and Comprehensive Income, page
F-4

2.   Please present a total for comprehensive income. See paragraph 27 of SFAS 130.

Note 11. Net Income Per Share, page F-40

3.   We note your response to prior comment 11. Please address the following:

- Please tell us how you determined that the convertible preferred stock was antidilutive in accordance with paragraphs 13 through 16 of SFAS 128.

- Your disclosures on page F-36 indicate that there is a conversion price associated with the class A preferred stock. It does not appear that you applied the treasury stock method in accordance with paragraph 17 of SFAS 128. Please advise or revise as necessary.

- In your calculation of dilutive preferred stock under the if converted method for the three months ended June 30, 2008, it is not clear why your calculation starts with March 1, 2008 instead of April 1, 2008. It is also not clear why the total period included in your calculation exceeds 91 days. Please advise or revise as necessary.

- The "as reported" amounts included in your analysis to summarize the impact of not using the treasury stock method does not agree to the amounts reported in your Form 10-KSB for the year ended December 31, 2007. Please revise as necessary.

4.   Your responses to prior comments 35 and 36 in your letter dated June 25, 2006 as well as your response to prior comment 11 in your letter dated August 25, 2008 indicate that you have determined that revisions need to be made to the diluted net income per share amounts reported in your Form 10-KSB for the year ended December 31, 2007. Please provide us an analysis which shows both the individual and aggregate impact of each of these revisions on your reported diluted net income per share amounts. This analysis should include your consideration of the guidance in SAB Topic 1:M in determining whether the revision was material on both an individual and aggregate basis. In a similar manner, please provide us an analysis for any revisions you determined needed to be made to the diluted net income per share amounts reported in your Form 10-Q for the quarter ended March 31, 2008.

Pro Forma Condensed Combined Statements of Income, pages F-116 and F-118

5.   We remind you that the pro forma statements of income should reflect adjustments computed assuming that the transactions were consummated at the beginning of the fiscal year presented and carried forward through any interim period presented. It appears that adjustments on your pro forma statement of income for the six months ended June 30, 2008 are computed assuming that the merger occurred at the beginning of the six months instead of at the beginning of the fiscal year presented, which is January 1, 2007. For example, in your description of adjustment (A), you state that the adjustment was

determined as if the acquisition was completed on January 1, 2008. Refer to Rule 11-02(b)(6) of Regulation S-X. Please revise or advise as necessary.

Note A, page F-119

6.   We note your response to prior comment 12. It is not clear why there would not be a similar pro forma income statement adjustments related to the amortization of these amounts in your pro forma income statement for the year ended December 31, 2007. It appears that you have only included this adjustment in your pro forma income statement for the six months ended June 30, 2008. Please advise or revise as necessary.

Notes B and D, page F-119

7.   It is unclear how you determined which potential common shares were dilutive and therefore should be included in your determination of pro forma diluted earnings per share. For example, your response to prior comment 11 indicates that the effect of the convertible preferred stock is antidilutive for the year ended December 31, 2007; however, your pro forma financial information indicates that the effect would be dilutive. For each type of potential common shares, please tell us how you determined whether or not the potential common shares should be included in your determination of diluted earnings per share. Please also address what consideration you gave to applying the treasury stock method in your determination of pro forma diluted earnings per share in a similar manner to your response to prior comment 11.

December 31, 2007 10-KSB and June 30, 200810-Q

General

8.   Please address the comments above in future filings, as applicable.

Closing

As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: United Corporate Services, Inc.
   202 South Minnesota Street
   Carson City, NV 89703

   Darren L. Ofsink, Esq.
   Guzov Ofsink LLC
   600 Madison Avenue, 14th Floor
   New York, NY 10022